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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           SWISHER INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   870811 30 4
                                 (CUSIP NUMBER)

                                 BRYAN D. LEGATE
                                712 FIFTH AVENUE
                                  SEVENTH FLOOR
                               NEW YORK, NY 10019
                                 (212) 582-3400

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 15, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 870811 30 4                 13D                      Page 2 of 4 Pages

                              CUSIP No. 870811 30 4

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Camilla Pelkonen

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)      [ ]
                                                                   (b)      [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

            NUMBER OF SHARES     7.    SOLE VOTING POWER          161,600
           BENEFICIALLY OWNED
            BY EACH REPORTING    8.    SHARED VOTING POWER        -0-
               PERSON WITH
                                 9.    SOLE DISPOSITIVE POWER     161,600

                                 10.   SHARED DISPOSITIVE POWER   -0-



11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         161,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.32%

14.      TYPE OF REPORTING PERSON*

         IN


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CUSIP No. 870811 30 4                   13D                   Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

                  The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Swisher International, Inc., a Nevada corporation (the "Issuer"), the principal executive offices of which are located at 6849 Fairview Road, Charlotte, North Carolina 28210.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) - (c), (f). This statement on Schedule 13D is being filed by Camilla Pelkonen, a citizen of the country of Sweden ("Ms. Pelkonen" or the "Reporting Person"), whose business address is Stanganvagen 20, 14871 Sorunda, Sweden. The present principal occupation or employment of Ms. Pelkonen is as an investment advisor. Ms. Pelkonen is self-employed. Ms. Pelkonen has sole voting and dispositive power regarding the reported securities pursuant to an Investment Advisory Agreement with GEM Global Yield Fund Limited. The address of the principal business and principal office of GEM Global Yield Fund Limited is c/o Iona Limited, 37 Shepherd Street, London W1Y 7LH.

         (d)      None.

         (e)      None.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Beneficial ownership of the reported securities was acquired by the Reporting Person with working capital of GEM Global Yield Fund Limited.

ITEM 4.  PURPOSE OF TRANSACTION

                  The purpose of the acquisition of the reported securities is for investment. The Reporting Person may consider making additional purchases of shares of the Common Stock in open market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Person may sell all or a portion of the reported securities in open market or private transactions, depending upon prevailing market conditions and other factors.

                  Except as indicated above, the Reporting Person has no plans or proposals that relate to or would result in any of the events, actions, or conditions specified in paragraphs (a) through (j) of Item 4 of acquired the shares of the Common Stock for investment purposes this Form.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) This statement on Schedule 13D relates to 161,600 shares of Common Stock beneficially owned by the Reporting Person, which constitute approximately 7.32% of the issued and outstanding shares of Common Stock.

                  (b) The Reporting Person has sole voting and dispositive power with respect to 161,600 shares of Common Stock.

                  (c) On each of August 11, 1999, August 12, 1999, September 9, 1999, September 15, 1999, September 21, 1999, September 23, 1999, and September 24, 1999, the Reporting
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CUSIP No. 870811 30 4                  13D                     Page 4 of 4 Pages


         Person purchased 68,000, 17,500, 8,000, 58,100, 2,000, 5,500, and 2,500
         shares of Common Stock, respectively, at per share prices of $1.50, $1.50, $1.313, $1.234, $1.375, $1.406, and $1.563, respectively. All of such purchases were made in the open market through the National Association of Securities Dealers' Over-The-Counter Bulletin Board or registered Broker/Dealers.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None, other than as set forth in Item 2 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 15, 1999                    /s/  CAMILLA PELKONEN
                                           -----------------------
                                             CAMILLA PELKONEN